UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of      August, 2005

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: August 10, 2005	By:	/S/ P. T. OSBORNE
Philip T. Osborne
Company Secretary

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Press Release

Carlisle Holdings Limited/BB Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES THE DEMERGER

OF ITS UK AND IRELAND BUSINESSES BY MEANS OF A DISTRIBUTION

TO SHAREHOLDERS AND ALSO A NAME CHANGE

Belize City, Belize, August 8, 2005 – Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) today announces a reorganization of its group to be effected by a demerger of its UK and Ireland businesses (the “Demerger”) to Carlisle Holdings Limited shareholders, through a dividend distribution of shares in Carlisle Group Limited (“Carlisle Group”). Following the Demerger, Carlisle Holdings Limited will continue to be listed on Nasdaq in the US and traded on AIM in the UK. Carlisle Group will be admitted to trading on AIM.

With immediate effect, Carlisle Holdings Limited has also changed its name to BB Holdings Limited (“BB Holdings”). The ticker symbol and trading arrangements will not change at present. Changes to the ticker symbol and trading arrangements will be notified to the market in due course.

Background to the Demerger

The objective of the Demerger is to enable BB Holdings to divide its group into two independent publicly traded companies with the UK and Ireland businesses being held by Carlisle Group which will have a separate quotation on AIM.

The UK and Ireland businesses currently operate, to a significant extent, independently of the rest of the BB Holdings group with a separate management team, a different customer base and separate financing arrangements in place.

BB Holdings believes that the Demerger will enable Carlisle Group to better manage and develop its business operations, giving it a distinct identity in the market sectors in which it operates and with the financial and investment communities that support it. The board of BB Holdings regards the Demerger as an opportunity for the UK and Ireland businesses under Carlisle Group to increase the value of its businesses at a faster rate than under the ownership of BB Holdings.

Basis of the Demerger

Conditional upon completion of the Demerger and admission of Carlisle Group’s ordinary shares to trading on AIM, each BB Holdings shareholder will have transferred to it two Carlisle Group shares for every five BB Holdings shares held on August 19, 2005, which will be the record date for the distribution. It is expected that Carlisle Group shares will be admitted to trading on AIM on or about August 31, 2005 and that dealings will commence on that date.

For any BB Holdings shareholder whose holding of BB Holdings shares is not exactly divisible by five, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market following admission to AIM and the aggregate net cash proceeds of sale of such fractional remainders will be contributed by BB Holdings to Carlisle Group.

BB Holdings’ Strategy

Following the Demerger, BB Holdings will retain OneSource, which operates in the United States and will comprise its facilities services division, and the Belize Bank, which operates principally in Belize and comprises its financial services division.

Carlisle Group will have had transferred to it the UK and Ireland businesses, comprising the staffing services division and the support services division of BB Holdings (which incorporates the remainder of the facilities services division other than OneSource) which operates mainly in the UK and Ireland.

Following the Demerger, BB Holdings’ priority will remain that of maximizing shareholder value. Its strategy with respect to OneSource will be to expand the business through organic growth in the medium term and, if suitable opportunities arise, by making selective acquisitions. Its strategy with respect to Belize Bank will be to maintain and develop the bank’s dominant position as the leading and largest banking institution in Belize by providing an increased complement of financial and non-financial products and services to individuals, corporations and other customers.

The composition of the board of directors of BB Holdings will not change as a result of the Demerger.

Carlisle Group’s Strategy

The strategic focus of Carlisle Group will be to develop the UK and Ireland businesses to maximize shareholder value. This will initially be done through the pursuit of organic growth of its current operations. There will also be investment in existing and new specialist areas, particularly in the staffing services division. The strategy will involve seeking acquisitions in the medium term to increase the range and scale of services within existing markets served and seeking to enter new specialty sectors. Some modest divestment of smaller, non-key operations may take place and the funds used to increase the scale and market penetration of Carlisle Group’s principal operations.

Further Information

Full details of the Demerger and distribution will be sent to BB Holdings’ shareholders as soon as practicable.

Forward Looking Statements

Certain statements in this press release constitute ‘forward looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings’ services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the “SEC”), which are available without charge from the SEC at www.sec.gov

For further information contact:

BB Holdings	Makinson Cowell
Belize +5012 277178	USA +1 212 994 9044

Note: This and other press releases are available at the BB Holdings’ web site:

http://www.carlisleholdings.com

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, you should consult immediately a person authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in BB Holdings Limited, please send this document and the accompanying document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

BB HOLDINGS LIMITED

(formerly named Carlisle Holdings Limited)

Demerger of the

UK and Ireland Businesses

to a newly incorporated company, Carlisle Group Limited

Cenkos Securities Limited, which is regulated by The Financial Services Authority, is acting as nominated advisor to BB Holdings Limited in relation to the Demerger and Carlisle Group Limited in connection with the Admission and is not acting for any other persons in relation to either the Admission or the Demerger. Cenkos Securities Limited will not be responsible to anyone other than BB Holdings Limited and Carlisle Group Limited in relation to the Demerger or the Admission for providing the protections afforded to customers of Cenkos Securities Limited or for providing advice in relation to the contents of this document or any matter referred to in it.

This document should be read in conjunction with the accompanying Admission Document for Carlisle Group Limited which has been drawn up in accordance with the AIM Rules. Application will be made for all the Carlisle Group Shares (which are to be transferred to Qualifying BB Holdings Shareholders or Alternative Recipients in connection with the Demerger) to be admitted to trading on AIM.

DEFINITIONS

Admission	admission of all of the Carlisle Group Shares to trading on AIM;

Admission Document	the document dated August 8, 2005 prepared in accordance with the AIM Rules, issued by Carlisle Group which relates to Admission and which accompanies this document;

AIM	a market operated by the London Stock Exchange;

AIM Rules	the rules of AIM as published by the London Stock Exchange from time to time;

Alternative Recipients	those persons to whom DTC has authorized the distribution of the Carlisle Group Shares to which it is entitled under the terms of the BB Holdings Distribution;

BB Holdings	BB Holdings Limited, an international business company incorporated in Belize under the IBCA with registered number 1 (formerly known as Carlisle Holdings Limited);

BB Holdings Distribution	the distribution by way of dividend in kind of two Carlisle Group Shares for every five BB Holdings Shares held by Qualifying BB Holdings Shareholders at the Record Date, declared by the Board on August 8, 2005, such dividend being conditional on Admission;

BB Holdings Group	BB Holdings and each of its subsidiaries on Admission or, where the context requires, from time to time;

BB Holdings Shareholders	holders of BB Holdings Shares;

BB Holdings Shares	ordinary shares of no par value in the capital of BB Holdings (other than the Treasury Shares);

Belize Bank	The Belize Bank Limited, a subsidiary of BB Holdings, incorporated in Belize;

Board	the board of directors of BB Holdings;

Carlisle Facilities Services	the combination of cleaning and security operations of the Support Services Division, trading principally through Carlisle Cleaning Services Limited and Carlisle Facilities Services Limited, both of which are UK subsidiaries of Isengard;

Carlisle Group	Carlisle Group Limited, an international business company incorporated in Belize under the IBCA with registered number 44136;

Carlisle Group Consideration Shares	the 24,660,650 Carlisle Group Shares to be issued by Carlisle Group to BB Holdings in consideration for the transfer by BB Holdings of Isengard to Carlisle Group pursuant to the Demerger Agreement;

Carlisle Group Shareholders	holders of Carlisle Group Shares;

Carlisle Group Shares	ordinary shares of ten pence each in the capital of Carlisle Group;

Central Bank	the Central Bank of Belize;

Demerged Carlisle Group	Carlisle Group and each of its subsidiary undertakings following the Demerger or, where the context requires, Isengard and its subsidiary undertakings;

Demerger	the demerger of the UK and Ireland Businesses out of the BB Holdings Group pursuant to the Demerger Agreement;

Demerger Agreement	the Demerger Agreement dated August 8, 2005 between BB Holdings and Carlisle Group, details of which are contained in this document and in the Admission Document;

DTC	The Depositary Trust Company, in its capacity as a Qualifying BB Holdings Shareholder;

Event Support Services	a business unit of the Support Services Division;

Facilities Services Division	the facilities services business of BB Holdings carried on in the US through OneSource and in the UK through the Support Services Division;

Financial Services Division	the financial services business of BB Holdings carried on in Belize through Belize Bank;

IBCA	the International Business Companies Act, 1990 of Belize (as amended);

Isengard	Isengard Holdings Limited, an international business company incorporated in Belize under the IBCA with registered number 38551, currently the holding company of the UK and Ireland Businesses;

London Stock Exchange	London Stock Exchange plc;

Nasdaq	The National Association of Securities Dealers Automated Quotation System;

OneSource	OneSource Holdings, Inc., a subsidiary of BB Holdings, incorporated in the USA, and its subsidiaries;

Qualifying BB Holdings Shareholders	BB Holdings Shareholders on the share register of BB Holdings at the Record Date;

Record Date	4:00 p.m. New York time on August 19, 2005, or such other date and time as BB Holdings and Carlisle Group may decide;

Retail Merchandising Services	a business unit of the Support Services Division;

SEC	the US Securities and Exchange Commission;

Special Investigatory Services	a business unit of the Support Services Division;

Staffing Services Division	the temporary and permanent staff recruitment service and solutions business of the Demerged Carlisle Group;

Support Services Division	the businesses carried on by each of Carlisle Facilities Services, Retail Merchandising Services, Event Support Services and Specialised Investigatory Services within the Demerged Carlisle Group;

Treasury Shares	the 2,387,389 ordinary shares of no par value in the capital of BB Holdings held by a subsidiary and a nominee of BB Holdings in treasury;

UK and Ireland Businesses	the Staffing Services Division and the Support Services Division of the BB Holdings Group which operate mainly in the UK and Ireland and which are owned by Isengard and its subsidiaries and are proposed to be transferred to Carlisle Group pursuant to the Demerger;

UK and United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

US, USA and United States	the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

US Holder	a beneficial owner of BB Holdings Shares and/or Carlisle Group Shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of the source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person;

US Exchange Act	the United States Securities Exchange Act of 1934, as amended; and

US Securities Act	the United States Securities Act of 1933, as amended.

LETTER FROM BB HOLDINGS

BB Holdings Limited
60 Market Square
PO Box 1764
Belize City, Belize
Directors		Central America
Lord Ashcroft KCMG	(chairman)
Sir Edney Cain	(non-executive director)
David Hammond	(non-executive deputy chairman)
Cheryl Jones	(executive director)
Emory King	(non-executive director)
John Searle	(non-executive director)

August 8, 2005

To BB Holdings Shareholders

Dear Shareholder,

Demerger of the UK and Ireland Businesses to Carlisle Group Limited

1.	Introduction

On August 8, 2005, BB Holdings announced a reorganization of its group to be effected by the demerger of its UK and Ireland Businesses. It also announced its change of name from Carlisle Holdings Limited to BB Holdings Limited.

Carlisle Group has been recently incorporated in Belize to become the holding company for the UK and Ireland Businesses that are to be demerged from BB Holdings.

On August 8, 2005, BB Holdings and Carlisle Group entered into the Demerger Agreement, details of which are set out in the Admission Document. Under the Demerger Agreement, BB Holdings has agreed to transfer Isengard, the holding company of the UK and Ireland Businesses, to Carlisle Group in exchange for the issue by Carlisle Group to BB Holdings of 24,066,650 shares in Carlisle Group. The transfer of Isengard and the issue of the Carlisle Group Consideration Shares is conditional on, amongst other things, the London Stock Exchange not having indicated that the Carlisle Group Shares will not be admitted to trading on AIM.

Pursuant to the Demerger Agreement, on August 8, 2005 the Board declared a dividend distribution, in favour of Qualifying BB Holdings Shareholders, of Carlisle Group Shares on the basis of two Carlisle Group Shares for every five BB Holdings Shares held at the Record Date. The BB Holdings Distribution is conditional on, amongst other things, the transfer of Isengard, the issue of the Carlisle Group Consideration Shares and Admission becoming effective on or before September 30, 2005 (or such other date as BB Holdings and Carlisle Group may agree).

Following the Demerger, BB Holdings will continue to be traded on AIM and Carlisle Group will be admitted to trading on AIM. BB Holdings will also continue to be listed on Nasdaq.

This document sets out details of and the rationale behind the Demerger.

2.	Background to the Demerger

The objective of the Demerger is to enable BB Holdings to divide its group into two independent publicly traded companies with the UK and Ireland Businesses being held by Carlisle Group, which will have a separate quotation on AIM.

The UK and Ireland Businesses currently operate, to a significant extent, independently of the rest of the BB Holdings Group with a separate management team, a different customer base and separate financing arrangements in place.

BB Holdings believes that the Demerger will enable Carlisle Group to better manage and develop its business operations giving it a distinct identity in the market sectors in which it operates and with the financial and investment communities that support it. The Board regards the Demerger as an opportunity for the UK and Ireland Businesses under Carlisle Group to increase the value of its businesses at a faster rate than under the ownership of BB Holdings.

3.	BB Holdings’ strategy

Following the Demerger, BB Holdings will retain OneSource, which operates in the United States and will comprise its Facilities Services Division, and the Belize Bank which operates principally in Belize and comprises its Financial Services Division.

Carlisle Group will have had transferred to it the UK and Ireland Businesses, comprising the Staffing Services Division and the Support Services Division of BB Holdings (which incorporates the remainder of the Facilities Services Division other than OneSource) which operate mainly in the UK and Ireland. Further information on the UK and Ireland Businesses is contained in the Admission Document.

Following the Demerger, BB Holdings’ priority will remain that of maximizing shareholder value. Its strategy with respect to OneSource will be to expand the business through organic growth in the medium term and, if suitable opportunities arise, by making selective acquisitions. Its strategy with respect to Belize Bank will be to maintain and develop the bank’s dominant position as the leading and largest banking institution in Belize by providing an increased complement of financial and non-financial products and services to individuals, corporations and other customers.

Details of Carlisle Group’s strategy following the Demerger are to be found in the Admission Document.

4.	The Board and the board of Carlisle Group

The composition of the Board of BB Holdings will not change as a result of the Demerger.

The board of Carlisle Group will consist of David Hammond as chairman, Richard Bradford as chief executive officer and Peter Gaze, Philip Johnson and Philip Osborne as non-executive directors. The board of Carlisle Group is described in more detail in the Admission Document.

5.	Current trading and prospects

In the year ended March 31, 2005, the BB Holdings Group reported net sales of US$1,380.0 million, total operating income of US$33.6 million, and net income of US$34.0 million, with diluted earnings per common share of US$0.56.

In the three months ended June 30, 2005, the BB Holdings Group reported net sales of US$359.1 million, total operating income of US$10.6 million, and net income of US$10.7 million, with diluted earnings per common share of US$0.18.

The figures presented above for the three months ended June 30, 2005 are unaudited.

Details of the pro forma financial effect of the Demerger on the BB Holdings Group are set out in Part 2 of this document.

6.	Timetable

It is anticipated that Admission will occur on or about August 31, 2005, at which time the Demerger will be unconditional.

7.	Conclusion

The Demerger will provide an independent platform for the UK and Ireland Businesses under Carlisle Group and the Board’s aim is that the Demerger will improve the ability of BB Holdings to grow and enhance the value of its businesses.

Yours sincerely

Philip T. Osborne
Company Secretary

PART 1

INFORMATION FOR BB HOLDINGS SHAREHOLDERS

1.	BASIS OF THE DEMERGER

The Demerger will be effected by BB Holdings declaring the BB Holdings Distribution, to be satisfied by the distribution to Qualifying BB Holdings Shareholders (or, in the case of DTC, its Alternative Recipients) of the entire issued share capital of Carlisle Group (less any fractional remainders described below), such distribution to be conditional on, amongst other things, the transfer of Isengard, the issue to BB Holdings of the Carlisle Group Consideration Shares and Admission having occurred by no later than September 30, 2005.

Conditional on Admission, each Qualifying BB Holdings Shareholder (or, in the case of DTC, its Alternative Recipients) will receive:

Two Carlisle Group Shares for every five BB Holdings Shares

held by such Qualifying BB Holdings Shareholder at the Record Date.

It is expected that, on or about August 31, 2005, Carlisle Group Shares will be admitted to trading on AIM and that dealings will commence on that date.

In accordance with the IBCA, the Treasury Shares do not carry the right to receive distributions and, consequently, the Treasury Shares have been ignored for the purposes of calculating the entitlements of Qualifying BB Holdings Shareholders to Carlisle Group Shares.

BB Holdings shall, as soon as reasonably practicable after the date of Admission, procure the delivery to each Qualifying BB Holdings Shareholder (or, in the case of DTC, its Alternative Recipients), of share certificates in the name of such person in respect of the Carlisle Group Shares to which they are entitled under the terms of the BB Holdings Distribution. Share certificates shall be sent to the address of the Qualifying BB Holdings Shareholder (other than DTC) appearing in the BB Holdings share register as at the Record Date (or, in the case of joint holders, to the address of the joint holder whose name appears first in the share register). In the case of DTC, share certificates shall be sent to the addresses of the Alternative Recipients. Share certificates shall be despatched to Qualifying BB Holdings Shareholders and Alternative Recipients at their own risk.

For any Qualifying BB Holdings Shareholders (or, in the case of DTC, its Alternative Recipients) whose holding of (or interest in) BB Holdings Shares is not exactly divisible by five, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings following Admission. The aggregate net cash proceeds of sale of such fractional remainders will be contributed by BB Holdings to Carlisle Group.

2.	NASDAQ EX-DIVIDEND DATE

Please be advised that Nasdaq intends to set the ex-dividend date for the BB Holdings Distribution at the next business day following Admission, being satisfaction of the final condition to the BB Holdings Distribution. Qualifying BB Holdings Shareholders whose shares trade through Nasdaq and who sell their BB Holdings Shares through Nasdaq after the Record Date but before the Nasdaq ex-dividend date will be required to deliver to the purchaser the Carlisle Group Shares to which they are entitled under the terms of the BB Holdings Distribution in respect of such BB Holdings Shares sold. Qualifying BB Holdings Shareholders should consult their broker before selling their BB Holdings Shares through Nasdaq in the time period between the Record Date and the Nasdaq ex-dividend date in order to clarify terms of sale in compliance with the securities laws of the United States.

3.	OVERVIEW OF THE CONTINUING BB HOLDINGS GROUP

(a)	OneSource

OneSource is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services to commercial, institutional and industrial facilities throughout the United States. It provides cleaning services to substantially all types of commercial buildings including office buildings, large retail establishments, industrial plants, institutional buildings, government buildings, large residential buildings, hotels, educational institutions, airports, banks, theatres, warehouses, health institutions, railway stations, trains, buses, public buildings and facilities and shopping malls.

OneSource has approximately 30,700 employees providing janitorial, landscaping, general repair and maintenance, and other specialized services for more than 10,000 commercial, institutional and industrial clients.

The majority of customer contracts are obtained by competitive bidding and are typically written for an initial period of between one and three years. Many have automatic renewal clauses although they are usually subject to termination by either party on the giving of notice. There is an increasing trend for major contracts to be put out for tender and BB Holdings believes that this trend provides it with increasing opportunities for additional business because leading vendors (such as OneSource) are customarily invited to bid for major contracts.

OneSource’s strategy is to focus on the development and marketing of high quality, customer-oriented outsourced services that are provided by well-motivated and trained employees to achieve and maintain the leading market position for its services. BB Holdings expects both the level of service and service offerings to increase, as the market for outsourcing facilities services expands.

(b)	Belize Bank

Belize Bank is the largest, full service commercial and retail banking operation in Belize with a head office in Belize City and twelve branches. Belize Bank’s branch network extends into each of the six regions of Belize. The principal operations of the bank are commercial lending, consumer lending, deposit-taking and related banking activities. Belize Bank provides commercial loans for short-term financing and working capital purposes. These loans are mainly collateralized, repayable on demand and are made to a wide range of corporations and commercial enterprises, primarily small to medium-sized businesses and to certain larger Belizean businesses.

Belize Bank conducts its consumer lending business through its network of branch offices, which is the largest of any financial institution in Belize. Consumer loans are comprised principally of consumer instalment loans, which are repayable on demand, with fixed interest terms, and are generally subject to a maximum amount of US$25,000. Other lending comprises residential mortgage loans and commercial mortgage loans including construction loans.

Belize Bank currently offers several types of deposit accounts including demand deposits, savings deposits and term deposits. Most deposits are denominated in Belizean dollars but it also offers foreign currency deposits (mainly US dollars). Rates on foreign currency demand and term deposits are based on international market rates.

In May 1999, through a subsidiary, the Belize Bank opened a banking operation in the Turks and Caicos Islands. Except for this investment, it does not operate any branches abroad or hold any investments in offshore banking affiliates.

Belize Bank’s business in Belize is governed by the Banks and Financial Institutions Act, 1995 of Belize (BFIA) and is supervized by the Minister of Finance of Belize and by the Central Bank. Any financial institution which carries on a banking business in or from Belize must obtain a banking licence and conduct its business in accordance with the requirements of the BFIA. The BFIA requirements relate, among other things, to maintenance of capital and reserves by a licensed financial institution, maintenance of a reserve fund, minimum holdings of approved liquid assets and submission of returns and accounts to the Central Bank. The Central Bank also conducts a regular inspection and review of the operations of each licensed financial institution in Belize, which takes place approximately once every 18 to 24 months.

(c)	Other operations of BB Holdings

BB Holdings has a 23.4 per cent. equity interest in Grupo Agroindustrial CB, S.A. (NUMAR). NUMAR owns edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, where it is a market leader in edible oils, margarine, industrial oils and animal feed. The operations are fully integrated. NUMAR’s plantations now encompass more than 62,000 acres of African palm plantation principally in Southeast Costa Rica.

4.	CONTINUING ARRANGEMENTS BETWEEN BB HOLDINGS GROUP AND THE DEMERGED CARLISLE GROUP

Following the Demerger, BB Holdings and Carlisle Group will operate as separate publicly traded companies. Details on implementation of the Demerger and the relationship between the BB Holdings Group and the Demerged Carlisle Group after the Demerger are set out in the Demerger Agreement which is described in more detail in paragraph 9 of Part 6 of the Admission Document. In general, after the Demerger, any business between the BB Holdings Group and the Demerged Carlisle Group will be on an arm’s length basis and on normal commercial terms. Furthermore, BB Holdings has agreed to cease using the Carlisle name by March 31, 2006.

BB Holdings has also agreed with Carlisle Group that, following the Demerger, BB Holdings will continue to provide certain business, financial, legal, accounting and auditing, tax and administrative support services to the Demerged Carlisle Group as requested by the Demerged Carlisle Group from time to time. These services will be provided on an arm’s length basis by BB Holdings and its subsidiaries. Provision of these services is set out in a business and administrative services agreement between BB Holdings and Carlisle Group. The business and administrative services agreement is described in more detail in paragraph 9 of Part 6 of the Admission Document.

5.	TAXATION

Advice received by the Board in respect of the taxation consequences of the Demerger for BB Holdings Shareholders and related matters is summarized in paragraphs 1, 2 and 3 of Part 3 of this document.

6.	LONG TERM INCENTIVE PLAN

Appropriate proposals to holders of awards under the BB Holdings Limited 1997 Long Term Incentive Plan will be made in due course.

7.	OVERSEAS SHAREHOLDERS

The attention of BB Holdings Shareholders who are resident in the United States or in other overseas jurisdictions is drawn to paragraph 4 of Part 3 of this document.

PART 2

UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE

BB HOLDINGS GROUP

Set out below is the unaudited pro forma financial effect of the Demerger on the BB Holdings Group as at March 31, 2005 and for the year then ended, and for the three months ended June 30, 2005.

Summarized consolidated statement of income for the year ended March 31, 2005

	BB Holdings Group (i) $m	Pro forma adjustments for the Demerger(iii) $m	BB Holdings Group as adjusted for the Demerger $m
Service Businesses
Net sales	1,380.0	(598.4)	781.6
Cost of sales	(1,181.5)	480.8	(700.7)
Selling, general and administrative expenses	(189.8)	113.2	(76.6)

Operating income – Service Businesses	8.7	(4.4)	4.3

Financial Services
Interest income	48.0	—	48.0
Interest expense	(15.2)	—	(15.2)

Net interest income	32.8	—	32.8
Provision for loan losses	(1.1)	—	(1.1)
Net non-interest expense	(0.8)	—	(0.8)

Operating income – Financial Services	30.9	—	30.9

Corporate expenses	(6.0)	1.1	(4.9)

Total operating income	33.6	(3.3)	30.3
Associates	5.3	—	5.3
Interest income	1.5	—	1.5
Interest expense	(3.4)	1.6	(1.8)

Income before income taxes	37.0	(1.7)	35.3
Income taxes	(1.0)	0.3	(0.7)

Income after income taxes	36.0	(1.4)	34.6
Minority interests	(2.0)	—	(2.0)

Income from continuing operations	34.0	(1.4)	32.6

Basic earnings per ordinary share
Continuing operations	$0.56	—	$0.54

Diluted earnings per ordinary share
Continuing operations	$0.56	—	$0.54

Number of ordinary shares – basic	60.3m	—	60.3m

Number of ordinary shares – diluted	60.8m	—	60.8m

Summarized consolidated statement of income for the three months ended June 30, 2005

	BB Holdings Group (ii) $m	Pro forma adjustments for the Demerger (iii) $m	BB Holdings Group as adjusted for the Demerger $m
Service Businesses
Net sales	359.1	(161.8)	197.3

Operating income – Service Businesses	4.1	(1.9)	2.2
Operating income – Financial Services	8.0	—	8.0
Corporate expenses	(1.5)	0.4	(1.1)

Total operating income	10.6	(1.5)	9.1
Associates	1.5	—	1.5
Net interest expense	(0.7)	0.4	(0.3)

Income before income taxes	11.4	(1.1)	10.3
Income taxes	(0.2)	—	(0.2)

Income after income taxes	11.2	(1.1)	10.1
Minority interests	(0.5)	—	(0.5)

Income from continuing operations	10.7	(1.1)	9.6

Basic earnings per ordinary share
Continuing operations	$0.18	—	$0.16

Diluted earnings per ordinary share
Continuing operations	$0.18	—	$0.16

Number of ordinary shares – basic	60.3m	—	60.3m

Number of ordinary shares – diluted	60.8m	—	60.8m

Summarized consolidated balance sheet at March 31, 2005

	BB Holdings Group (i) $m	Pro forma adjustments for the Demerger (iii) $m	BB Holdings Group as adjusted for the Demerger $m
Assets
Service Businesses
Current assets:
Cash and cash equivalents	19.9	(10.7)	9.2
Trade accounts receivable – net	170.8	(88.3)	82.5
Other current assets	28.8	(4.7)	24.1

Total Service Businesses current assets	219.5	(103.7)	115.8
Property, plant and equipment – net	23.7	(10.6)	13.1
Associates	52.8	—	52.8
Goodwill – net	400.4	(224.5)	175.9
Other long-term assets	41.6	—	41.6

Total Service Businesses assets	738.0	(338.8)	399.2

Financial Services
Cash, cash equivalents and due from banks	26.9	—	26.9
Interest-bearing deposits with correspondent banks	55.8	—	55.8
Loans – net	337.6	—	337.6
Other assets	41.0	—	41.0

Total Financial Services assets	461.3	—	461.3

Total assets	1,199.3	(338.8)	860.5

Liabilities and shareholders’ equity

Service Businesses
Current liabilities:
Short-term debt	46.2	(16.5)	29.7
Accounts payable	28.3	(18.9)	9.4
Accrued personnel costs	49.6	(20.8)	28.8
Insurance reserves – current portion	18.3	—	18.3
Other current liabilities	50.9	(37.1)	13.8

Total Service Businesses current liabilities	193.3	(93.3)	100.0
Insurance reserves – long-term portion	48.1	—	48.1
Other long-term liabilities	13.7	(1.6)	12.1
Minority interests	4.1	(0.2)	3.9

Total Service Businesses liabilities	259.2	(95.1)	164.1

Financial Services
Deposits	341.4	—	341.4
Long-term debt	15.0	—	15.0
Other liabilities	8.3	—	8.3

Total Financial Services liabilities	364.7	—	364.7

Total liabilities	623.9	(95.1)	528.8

	BB Holdings Group (i) $m	Pro forma adjustments for the Demerger (iii) $m	BB Holdings Group as adjusted for the Demerger $m
Shareholders’ equity:
Share capital	0.6	—	0.6
Additional paid-in capital	313.1	(214.5)	98.6
Treasury shares	(19.0)	—	(19.0)
Retained earnings	258.4	—	258.4
Cumulative other comprehensive income (loss)	22.3	(29.2)	(6.9)

Total shareholders’ equity	575.4	(243.7)	331.7

Total liabilities and shareholders’ equity	1,199.3	(338.8)	860.5

Notes

(i)	Extracted from the BB Holdings consolidated financial statements included in the Annual Report on Form 20-F for the year ended March 31, 2005, dated July 8, 2005, and filed with the United States Securities and Exchange Commission.

(ii)	Extracted from the BB Holdings unaudited summarized consolidated statements of income for the three months ended June 30, 2005, included in the press release dated July 29, 2005, and submitted on Form 6-K with the United States Securities and Exchange Commission.

(iii)	The adjustments reflect the pro forma financial effect of the Demerger and the BB Holdings Distribution on the BB Holdings Group as if they had occurred at the beginning of the periods presented – being April 1, 2004 in respect of the year ended March 31, 2005, and April 1, 2005 in respect of the three months ended June 30, 2005.

(iv)	The unaudited pro forma financial information on the BB Holdings Group has been prepared in United States dollars in accordance with generally accepted accounting principles in the United States. These principles require management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. The unaudited pro forma financial information is not necessarily indicative of future operating results, and should be read in conjunction with the BB Holdings consolidated financial statements, including the accounting policies and notes thereto, included in its Annual Report on Form 20-F for the year ended March 31, 2005.

PART 3

ADDITIONAL INFORMATION

1.	BELIZE TAXATION

The BB Holdings Distribution will be exempt from income tax in Belize. Similarly, no stamp duty is payable with respect to instruments transferring shares of Carlisle Group in satisfaction of the BB Holdings Distribution.

2.	UK TAXATION

The statements set out below are intended only as a general guide to current UK law and HM Revenue and Customs practice and apply to UK residents holding their BB Holdings Shares and their Carlisle Group Shares beneficially as investments and do not apply to certain other categories of person such as dealers. The summary does not purport to be a complete analysis or listing of all the potential UK tax consequences of receipt of the BB Holdings Distribution or of holding Carlisle Group Shares. If you are in any doubt as to your tax position or if you may be subject to tax in another jurisdiction you are strongly recommended to consult an appropriate professional advisor. This summary is based upon UK law and HM Revenue and Customs practice as in effect at the date of this document, each of which may be subject to change, perhaps with retrospective effect.

(a)	UK taxation of the BB Holdings Distribution

A holder of BB Holdings Shares who is resident in the United Kingdom for tax purposes will generally be liable to UK income tax or corporation tax on the value of the BB Holdings Distribution, being the price which the Carlisle Group Shares which are distributed might reasonably be expected to fetch on a sale on Admission in the open market between a willing buyer and a willing seller acting at arm’s length.

(b)	UK stamp duty and stamp duty reserve tax (SDRT)

No stamp duty or stamp duty reserve tax should be payable by holders of BB Holdings Shares in respect of the BB Holdings Distribution.

3.	UNITED STATES TAXATION

The following summary describes certain US federal income tax consequences that may be relevant with respect to the Demerger, and the ownership and disposition of Carlisle Group Shares. This summary addresses only US federal income tax considerations of US Holders that hold BB Holdings Shares and Carlisle Group Shares as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the Demerger or an investment decision regarding the Carlisle Group Shares. In particular, this summary does not address tax considerations applicable to BB Holdings Shareholders or Carlisle Group Shareholders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that hold their BB Holdings Shares or Carlisle Group Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (f) persons that have a “functional currency” other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of BB Holdings’ or the Carlisle Group’s share capital; (h) regulated investment companies; (i) partnerships or other pass-through entities or persons who hold their BB Holdings Shares or Carlisle Group Shares through partnerships or other pass-through entities; and (j) real estate investment trusts. Further, this summary does not address alternative minimum tax consequences.

BB Holdings has not obtained an opinion from US tax counsel and will not seek a ruling from the US Internal Revenue Service (the Internal Revenue Service) regarding the US federal income tax consequences of the Demerger or the tax consequences regarding the ownership or disposition of the Carlisle Group Shares, and there can be no assurance that the Internal Revenue Service will agree with, or that a court will ultimately uphold, the conclusions expressed herein. US Holders should consult their own tax advisors with respect to the tax consequences of the Demerger and the tax consequences of owning the Carlisle Group Shares.

This summary is based on the US Internal Revenue Code of 1986, as amended (the Code), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Notwithstanding anything herein to the contrary, all persons may disclose, without limitation of any kind, the tax treatment and tax structure of the transaction described herein and all materials of any kind that are provided to such persons relating to such tax treatment and tax structure, except to the extent that any such disclosure could reasonably be expected to cause this transaction not to be in compliance with securities laws. For purposes of this paragraph, the tax treatment of this transaction is the purported or claimed US federal income tax treatment of this transaction and the tax structure of this transaction is any fact that may be relevant to understanding the purported or claimed US federal income tax treatment of this transaction.

Any tax discussion herein was not written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding US federal income tax penalties that may be imposed on the taxpayer. Any such tax discussion was written to support the promotion or marketing of the Carlisle Group Shares to be issued in connection with this document. Each BB Holdings Shareholder and Carlisle Group Shareholder should consult its own tax advisor with respect to the US federal, estate, state, local, gift, foreign and other tax consequences of the Demerger, and of the ownership and disposition of Carlisle Group Shares.

The Demerger

BB Holdings believes that the Demerger should be tax-free to US Holders under Section 355(a)(1) of the Code. Generally, there are four main statutory requirements that must be satisfied in order for a transaction such as the Demerger to qualify as a tax-free distribution to shareholders under Section 355(a)(1) of the Code. First, the distributing corporation (i.e., BB Holdings) must distribute solely stock or securities of a corporation that it controls immediately before the distribution (i.e., Carlisle Group) to its shareholders with respect to their stock. Second, the distribution cannot be a device for distributing earnings and profits to its shareholders. Third, both the distributing corporation and the controlled corporation must be directly or indirectly engaged in the active conduct of a trade or business that has been conducted throughout the five-year period ending on the date of the distribution and that was not acquired within such period in a taxable transaction. Fourth, in the transaction, the distributing corporation must generally distribute all of its stock in the controlled corporation. In addition to the statutory requirements, there are non-statutory requirements that must be satisfied in order for a transaction to qualify under Section 355(a)(1) of the Code, including maintaining continuity of shareholder interest, maintaining continuity of business enterprise, and establishing a substantial non-tax corporate business purpose for the transaction. The application of the foregoing requirements to the Demerger is fact-intensive and complex. BB Holdings believes that the Demerger should satisfy the above requirements. If the Demerger failed to qualify for tax-free status under Section 355(a)(1) of the Code, a US Holder would be required to recognize taxable dividend income generally equal to the US dollar value of the fair market value of the Carlisle Group Shares that are actually or constructively received by a US Holder with respect to its BB Holdings Shares. The balance of the discussion herein assumes that the Demerger will qualify for tax-free treatment to US Holders under Section 355(a)(1) of the Code.

The principal US federal income tax consequences to a US Holder of the receipt of Carlisle Group Shares in the Demerger should be as follows:

(a)	no gain or loss should be recognized by the US Holder upon the receipt of Carlisle Group Shares;

(b)	the US Holder should apportion its tax basis in the BB Holding Shares between such shares and the Carlisle Group Shares received in proportion to the relative fair market value of the Carlisle Group Shares and the BB Holdings Shares on the date of receipt;

(c)	the US Holder’s holding period for the Carlisle Group Shares should include the period during which the US Holder held the BB Holdings Shares; and

(d)	the US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the Carlisle Group Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Carlisle Group Shares.

The Carlisle Group Shares

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the gross amount of any distribution that is actually or constructively received by a US Holder with respect to its Carlisle Group Shares will be a dividend includible in the gross income of the US Holder as ordinary income. Dividends paid on Carlisle Group Shares will not be eligible for the “dividends received” deduction otherwise available to United States corporate shareholders. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Certain dividends received by non-corporate US Holders in taxable years beginning before January 1, 2009 are subject to a maximum income tax rate of 15 per cent. This reduced income tax rate is only applicable to dividends paid by “qualified corporations.” Carlisle Group does not expect to be considered a qualified corporation for these purposes. Accordingly, dividends paid by Carlisle Group will not be eligible for the reduced income tax rate.

The gross amount of any distribution paid in a currency other than US dollars (a foreign currency) will be included in the gross income of a US Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the US Holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any foreign currency gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit limitation purposes, dividends paid on the Carlisle Group Shares will be treated as income from sources without the United States. The rules and limitations with respect to foreign tax credits are complicated, and US Holders should consult their own tax advisers regarding the availability of foreign tax credits in their particular circumstances.

A distribution of additional Carlisle Group Shares to US Holders with respect to their Carlisle Group Shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

Sale, Exchange or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a US Holder will generally recognize a gain or loss for US federal income tax purposes upon the sale, exchange or other disposition of Carlisle Group Shares in an amount equal to the difference between the US dollar value of the amount realized from such sale, exchange or other disposition and the US Holder’s adjusted tax basis in such Carlisle Group Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the Carlisle Group Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives foreign currency on the sale, exchange or other disposition of Carlisle Group Shares will realize an amount equal to the US dollar value of the foreign currency on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on the settlement date). If a US Holder receives foreign currency upon a sale, exchange or other disposition of Carlisle Group Shares, any gain or loss, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company Considerations

Carlisle Group believes that it is not, and does not expect to become, a passive foreign investment company (a PFIC) for US federal income tax purposes. However, because this is a factual determination made annually at the end of each taxable year, there can be no assurance that Carlisle Group will not be considered a PFIC for the current or any future taxable year. If Carlisle Group were a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders.

A corporation organized outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75 per cent. of its gross income is “passive income”; or (b) on average at least 50 per cent. of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest.

If Carlisle Group is regarded as a PFIC in any year during which a US Holder owns Carlisle Group Shares, the US Holder will be subject to additional taxes on any excess distributions received from Carlisle Group and any gain realized from the sale, exchange or other disposition of Carlisle Group Shares (whether or not Carlisle Group continues to be a PFIC). A US Holder has an excess distribution to the extent that distributions on Carlisle Group Shares during a taxable year exceed 125 per cent. of the average amount received during the three preceding taxable years (or, if shorter, the US Holder’s holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated rateably over the US Holder’s holding period; (b) the amount allocated to the current taxable year and any year before Carlisle Group became a PFIC is taxed as ordinary income in the current year; and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US Holder makes a valid “mark-to-market” election (in which case, subject to certain limitations, the US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Carlisle Group Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale, exchange or other disposition of Carlisle Group Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any “mark-to-market” gains for prior years. A “mark-to-market” election is only available to US Holders in any tax year that the PFIC stock is considered “regularly traded” on a “qualified exchange” within the meaning of applicable US Treasury regulations. PFIC stock is “regularly traded” if, among other requirements, it is traded on at least 15 days during each calendar quarter. AIM may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the US Treasury regulations. Investors should consult their own tax advisors as to whether the Carlisle Group Shares would qualify for the mark-to-market election. Once made, such election cannot be revoked without the consent of the Internal Revenue Service unless the shares cease to be marketable.

Some of the above rules may also be avoided if a US Holder is eligible for and timely makes a valid “QEF election” (in which case the US Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, Carlisle Group would be required to provide a US Holder with certain information. Carlisle Group does not at present intend to provide the required information.

If Carlisle Group is regarded as a PFIC, each US Holder of Carlisle Group Shares must make an annual return on Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest.

Prospective holders are urged to consult their own tax advisors regarding whether an investment in Carlisle Group Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to the Demerger, certain payments to US Holders of dividends on Carlisle Group Shares and to the proceeds of a sale, exchange other disposition of Carlisle Group Shares. Carlisle Group, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding tax if the US Holder fails (a) to furnish the US Holder’s taxpayer identification number; (b) to certify that such US Holder is not subject to backup withholding; or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

BB Holdings Shareholders and Carlisle Group Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

4.	INFORMATION FOR OVERSEAS SHAREHOLDERS

United States

The Carlisle Group Shares to be distributed in the Demerger have not been registered under the US Securities Act.

Qualifying BB Holdings Shareholders who are citizens or resident of the United States are advised that the Carlisle Group Shares have not been and will not be registered under the US Exchange Act. Carlisle Group expects to obtain an exemption from the reporting requirements of Section 12(g) of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Carlisle Group will comply with the information supplying requirements of Rule 12g3-2(b), which requires Carlisle Group to furnish to the SEC information that (a) it has made or is required to make public in Belize; (b) it has filed or is required to file with AIM and which was made public by AIM; or (c) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Carlisle Group may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The Carlisle Group Shares are expected to be admitted to trading on AIM. Carlisle Group does not intend to obtain a quotation on Nasdaq or any other inter-dealer quotation system in the United States. Neither BB Holdings nor Carlisle Group intend to take action to facilitate a market in Carlisle Group Shares in the United States. Consequently, BB Holdings believes that it is unlikely that an active market in the United States will develop for the Carlisle Group Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the Carlisle Group Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Other Jurisdictions

Any person who is resident in, or who has a registered address in, or is a citizen of an overseas territory and who is to receive Carlisle Group Shares pursuant to the Demerger should consult his or her professional advisors and satisfy himself or herself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their respective jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

In any case where Carlisle Group is advised that the transfer of Carlisle Group Shares to a BB Holdings Shareholder (or, in the case of DTC, an Alternative Recipient) would or may infringe the law of any jurisdiction or necessitate compliance with any special requirement, the directors of Carlisle Group may determine that such Carlisle Group Shares shall not be transferred to such overseas person, and the overseas person’s entitlement to Carlisle Group Shares pursuant to the BB Holdings Distribution shall be sold in the market on behalf of such overseas person as soon as reasonably practicable following Admission at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the overseas person.

5.	OTHER INFORMATION

(a)	Cenkos Securities Limited has given and not withdrawn its consent to the issue of this document with the inclusion of the reference to its name in the form and context in which it appears.

(b)	BB Holdings’ registered office is at 60 Market Square, PO 1764, Belize City, Belize, Central America.